Filed by Grove Property Trust
             Pursuant to Rule 425 Under the Securities Act of 1933
                     Subject Company - Grove Property Trust
                             Grove Operating, L.P.
                     (Registration Statement No. 333-44576)

                 THE FOLLOWING IS A PRESS RELEASE DISSEMINATED
                  BY GROVE PROPERTY TRUST ON OCTOBER 20, 2000

                                     * * *

                              GROVE PROPERTY TRUST

                                 PRESS RELEASE

                                                         Contact: Gerry McNamara
                                                  Company:  Grove Property Trust
                                                           Phone: (860) 808-6125
                                                             Fax: (860) 527-0401

FOR IMMEDIATE RELEASE
OCTOBER 20, 2000





                    GROVE PROPERTY TRUST ANNOUNCES DIVIDEND
                             AND AGREEMENT WITH IRS

     HARTFORD, CT - OCTOBER 20, 2000 - Grove Property Trust (AMEX: GVE) today announced that its Board of Trust Managers declared a pro-rated quarterly dividend of $0.06 per share, payable on November 15, 2000 to shareholders of record as of October 31, 2000.

     On July 17, 2000, Equity Residential Properties Trust (NYSE: EQR) announced its intention to acquire Grove Property Trust (Grove). The merger, which has been approved by Equity Residential's Board of Trustees and Grove's Board of Trust Managers, requires the approval of holders of Grove common shares and operating partnership units. Special meetings of the holders of Grove's common shares and Grove's operating partnership units have been scheduled for October 31, 2000. The merger does not require approval by the shareholders of Equity Residential and is subject to customary closing conditions. Assuming shareholder and unitholder approval, the merger is expected to close on October 31, 2000.

     Grove also announced that it has entered into an agreement with the Internal Revenue Service, which resolves certain potential tax-related liabilities. Grove secured the agreement, which was necessary for completion of the merger, without incurring

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liabilities. Grove common shareholders will receive the full $17.00 per share
(cash) merger price without reduction and Grove unitholders will have the option of receiving cash in the same amount as received by Grove shareholders or 0.3696 per unit in Equity Residential's operating partnership.

     Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws. Although Grove believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions. These and other factors that could cause or contribute to actual results differing materially from such forward-looking statements are discussed in greater detail in Grove's filings with the Securities and Exchange Commission (SEC).

     In connection with the proposed transaction with Equity Residential, a proxy statement and registration statement have been filed with the SEC. Grove investors are encouraged to read these documents because they contain important information about the proposed transaction. These documents are available for free, both at the SEC's website, www.sec.gov, and from Grove's and Equity Residential's investor relations departments.

     Grove Property Trust is a self-administered and self-managed real estate investment trust that owns and manages 58 apartment communities consisting of 7,075 units and approximately 129,900 square feet of specialty retail space in New England. Grove is headquartered in Hartford, CT and has a regional headquarters in Norwood, MA.